355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
August 16, 2018	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
Via EDGAR	Madrid	Tokyo
	Milan	Washington, D.C.
Erin E. Martin
Legal Branch Chief	File No. 060896-0001
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance | Office of Real Estate & Commodities
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Phillips Edison & Company, Inc.
Registration Statement on Form S-4
Filed August 6, 2018
File No. 333-226625

Dear Ms. Martin:

In response to the comments received telephonically on August 9, 2018 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the registration statement on Form S-4 filed by Phillips Edison & Company, Inc. (the “Company”) on August 6, 2018 (the “Registration Statement”), we hereby confirm that: (i) the opinion of Latham & Watkins LLP as to REIT matters in respect of the Company will be filed as Exhibit 8.1 in connection with Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and (ii) the opinion of Hogan Lovells LLP as to REIT matters in respect of Phillips Edison Grocery Center REIT II, Inc. will be filed as Exhibit 8.2 in connection with Amendment No. 1.  Please note that Phillips Edison & Company, Inc. proposes to file via EDGAR Amendment No. 1 on or around August 24, 2018.

We also have enclosed a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

August 16, 2018

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer
Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

cc:	Jeffrey S. Edison, Phillips Edison & Company, Inc.
Devin I. Murphy, Phillips Edison & Company, Inc.
Tanya E. Brady, Phillips Edison & Company, Inc.